Filed by Liberty Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.

Commission File No.: 000-50886

Liberty Global, Inc.

Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or the new Liberty Global holding company.  In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC), and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

The following is a transcript of a Liberty Global and Virgin Media conference call regarding the announced transaction.

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CORPORATE PARTICIPANTS

John Malone Liberty Global Inc - Chairman

Mike Fries Liberty Global Inc - President & CEO

Neil Berkett Virgin Media - CEO

Charlie Bracken Liberty Global Inc - Co-CFO

Balan Nair Liberty Global Inc - CTO

CONFERENCE CALL PARTICIPANTS

Tim Boddy Goldman Sachs - Analyst

Jeffrey Wlodarczak Pivotal Research Group - Analyst

Vijay Jayant ISI Group - Analyst

Bryan Kraft Evercore Partners - Analyst

Benjamin Swinburne Morgan Stanley - Analyst

Frank Knowles New Street Research - Analyst

Jason Bazinet Citigroup - Analyst

Michael Bishop Barclays Capital - Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen, and thank you for standing by.

Welcome to the Liberty Global and Virgin Media investor call to discuss the announced transaction. This call and the associated webcast are the property of Liberty Global and Virgin Media, and any redistribution, retransmission, or rebroadcast of this call or webcast in any form without the expressed written consent of Liberty Global and Virgin Media is strictly prohibited.

At this time, all participants are in a listen-only mode.

Today’s formal presentation materials can be found under the investor relations section of Liberty Global’s and Virgin Media’s websites. Following today’s formal presentations, instructions will be given for a question-and-answer session. As a reminder, this conference call is being recorded on this date, February 6, 2013.

I would now like to turn the conference call over to Mr. Mike Fries, President and CEO of Liberty Global. Please go ahead, sir.

Mike Fries  - Liberty Global Inc - President & CEO

Thanks, operator. Welcome everybody. We appreciate you joining us this morning or this afternoon, wherever you may be.

I think by now everybody knows why we are here. Let me start by introducing the folks on the call today. From Liberty Global’s side, I’m joined by our Chairman, John Malone, and a group of our senior management team, including co-CFOs Charlie Bracken and Bernie Dvorak; Diederik Karsten, who runs our European Operations; Balan Nair, CTO; Bryan Hall, our General Counsel; and a few other folks who worked on the deal, Andrea Savato, Head of M&A and Jim Ryan, Head of Strategy. From Virgin Media, we have Neil Berkett, President and CEO; and Richard Williams, who is head of IR.

Now, as the operator mentioned, we’re going to be working off a pretty big slide deck. We’re not going to speak to every point on that deck, but it does provide some good information for both sets of shareholders, so we would encourage you to try to find that, as the operator reads through the Safe Harbor statement.

Operator?

Operator

Thank you.

Page 2 of the slides details the Company’s Safe Harbor statement regarding forward-looking statements. Today’s presentation may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to future growth prospects, and the impact of the transaction on our operations and financial performance, and any other information and statements that are not historical fact.

These forward-looking statements involve certain risks that could cause actual results to differ materially from those expressed or implied by these statements. These risks includes those detailed from time to time in Liberty Global’s and Virgin Media’s filing with the Securities and Exchange Commissions, including our most recently filed forms 10-K and 10-Q. Each of Liberty Global and Virgin Media disclaim any obligation to update any of these forward-looking statements, reflect any changes in its expectations or in the conditions on which any such statement is based.

I would now like to turn the call back over to Mr. Mike Fries.

Mike Fries  - Liberty Global Inc - President & CEO

Thanks.

I’m just going to jump right into it by saying how excited we all are to be announcing this transaction. This is a big day for 25 million customers, over 35,000 employees, and the shareholders of two strong and innovative companies. Liberty Global, together with Virgin Media, is a powerful combination. In fact, it hits the mark on just about every strategic and operating criteria we have established for our Company, and provides significant benefits to Virgin Media subscribers and investors. To begin with, the combined Company will have significant scale, with 25 million customers, 47 million RGUs, and a world-class network spanning the most desirable markets in Europe.

In our industry, you always strive to do more of what you do well. This transaction achieves that in a meaningful way. Now, the most important thing we need to do is deliver growth. Organic growth in subscribers, ARPUs and margin, and test the foundation for everything else we do. We are confident that this transaction actually solidifies our ability to continue generating strong operating and financial growth on a level that is consistent with our own expectations and experience at LGI. There are many factors driving this, not the least of which is that both companies are pursuing complementary technology and product roadmaps, which primarily seek to create incremental value from a stable and large customer base. Of course, there are sizable synergy opportunities, both from a cost and revenue side.

Now, while the combined company will generate strong and consistent operating results, we actually expect to deliver an even better free cash flow yield. With that enhanced free cash flow we will support our valuation and capital structure going forward, in particular our commitment to appropriate leverage in the four to five times range, and share buybacks. It is well known, I believe, that both Liberty Global and Virgin Media have demonstrated a strong commitment to shareholder returns. Our plan is to ramp up that commitment by accelerating our share buyback program after the transaction closes. Those are all the highlights. It is about scale, growth, free cash flow, and shareholder return.

Now, let me walk through each of them in a bit more detail. Now, beginning with scale. The chart on Slide 6 just benchmarks Liberty Global together with Virgin Media against other cable operators on the basis of total customers. Now, we’ve refrained from using the word largest cable operator throughout this presentation, but clearly by this measure, with 25 million customers, we will be slightly bigger than Comcast and almost twice the size of Time Warner Cable.

Now, some of you may be asking, so what? Well, scale matters a great deal to us, and even more in a fragmented European market. Specifically, it enhances our ability to drive efficiencies and increase productivity, have centralized operating network and IT functions. Scale gives us greater leverage of programmers and technology suppliers. It also facilitates new product development and launch plans. Our larger footprint allows us to manage regulatory and political relationships more effectively, and it strengthens our access to the capital markets. Not only will we be the largest by customer, but based on 2012 subscribers results, or estimated results, we are also the fastest growing in terms of RGUs.

On a pro forma basis, Liberty Global and Virgin Media together delivered over 1.8 million net RGU additions last year, as we define that term, so new video, voice, and data subs. That is more than Comcast, and in fact, more than the rest of the operators on this slide combined. Now, that growth is derived from several factors. One of which is our strategy of concentrating our operations in Europe’s strongest and most stable markets, as you can see on Slide 7.

After the close, nearly 80% of our revenue will come from five countries — the UK, Germany, Belgium, Switzerland and Holland. When you look at measures of GDP, unemployment or commitment to reform, these countries are the engine of growth and recovery in Europe. They have strong consumer demographics, supportive regulatory frameworks, and largely rational and stable competitive environments. The map on the right shows our combined footprint in Europe, which will span 12 countries, including 10 contiguous markets on the continent, plus the UK and Ireland. Our networks will reach over 47 million total homes in those countries, where usually we’re the largest operator.

There are additional benefits from operating a pan-European platform — peering relationships, bandwidth costs, influence over technical standards, and IP governance debate, just to name a few. I can tell you that this is all music to the ears of EU regulators, who are increasingly supportive of consolidation in the EU telecom space, and are anxious to foster a single European market over time.

Turning to Slide 8, we provide some examples here of where Liberty Global and Virgin Media share complementary strengths and are pursuing very similar technology and product strategies. This should not come as a great surprise to anyone, as we are actually in the identical business. Both companies have launched groundbreaking digital video platforms that have competitors on their back foot, OTT providers wondering how to compete in the long run. We’ve rolled out Horizon, of course, which integrates web and personal content of the TV, allows you to consume and manage content on multiple devices in the homes, and provide a beautiful and elegant user interface. Virgin leads the connected TV market in the UK with TiVo.

Both companies are market leaders in super-fast broadband. Whether its 100 or 150 megabits per second, cable’s ability to outperform and outsell DSL-based services in Europe is unchallenged. Both LGI and Virgin customers subscribe to an average of 30 to 35 megabit per second of services, and consume around 40 gigabytes of data every month. These numbers are only going one way. We intend to continue investing in our broadband superiority in all of our markets, particularly in the UK.

One final point on this slide. Both companies are focused almost exclusively on marketing bundles, and with the most popular packages featuring broadband speeds of over 50 megabits, advanced digital TV services, and all-you-can-eat voice pricing, but while we market similar bundles, we’re actually at slightly different parts of the subscriber penetration curve.

I think this point is pretty clear from Slide 9, which breaks down the subscriber statistics for both companies. I’m not going to recite the numbers. You can see them there for your reference. There is a few key takeaways here. For starters, you’ll see that LGI has more customer penetration at 58% of homes passed as to Virgin Media 38%. This is an important opportunity for Virgin Media, which is actually adding new consumers every quarter. At the same time, Virgin is farther along with bundling, or collections as they call them, with 2.5 products per household and 85% of customers taking more than one service. That’s a great target for LGI.

Today, large markets like Germany, which are still growing very rapidly represent terrific growth potential in broadband and digital television, and explain our record year of 1.6 million net RGU adds at 2012. Over time, we see penetration rates in all products reaching similar levels in Western Europe, and with pricing stability and ARPU growth, the upside is meaningful.

I’ll also draw your attention to the mobile sub-figures at the bottom of the page, which is a great segue to Slide 10, which highlights two areas of growth, the mobile and B2B, where we feel there is much to learn from Virgin Media, in fact. As our shareholders would know, we’ve taken a relatively cautious approach to rolling out mobile services. We see the opportunity as situational and supplemental to our core triple-play strategy, which means we do see this as a revenue source and consumer retention tool, but we haven’t been willing to spend significantly on spectrum or networks.

By contrast, Virgin Media is one of the most advanced quad-play providers in the world, with mobile representing 14% of its total revenue, and one in five cable customers taking their mobile product. We have a lot to learn as we roll out our own mobile platforms more aggressively over the next two years. We expect to take full advantage of Virgin’s expertise in this area. If you extrapolate Virgin’s quad-play penetration rate to our footprint, we’d generate 3 million quad-play subs with all of the attendant revenue and term benefits. Similarly, B2B is one of our largest growth opportunities at Liberty Global, particularly in markets like Germany where our recently acquired operations have virtually no commercial business today. Virgin’s B2B business is an important source of future revenue and operating cash flow growth for Virgin, with only 4% market share and good economics. Now, we expect to share best practices across the group in this important growth area, as well.

Both mobile and B2B represent exciting revenue synergy, but what about cost synergies? Well, we’ve summarized those on Slide 11. Now, this is an area both we and Virgin actually know something about. Virgin Media was formed out of a merger of two large cable companies followed by a mobile acquisition. And Neil and his management team have great experience in extracting costs and operating efficiencies from the combination of like businesses. Similarly, at Liberty Global, we have completed at least one sizable acquisition every year since 2005, representing well over $15 billion, excluding this deal, of course. This will be our fifth merger integration of an aggregation over $1 billion in size.

At Liberty Global and Virgin Media together, we will represent an operating expense base of $9 billion and total capital expenditures of over $3 billion. On a preliminary basis, we anticipate annualized cost synergies of $110 million per year, and CapEx savings of $70 million per year. These are on the conservative side, in my opinion, and particular on CapEx. Maybe just one quick point on tax benefits here. Clearly Virgin Media has existing and significant tax assets, which we’re still evaluating, but at the present time, we feel that certain of those tax positions can be conservatively valued at $2.7 billion on a net present value basis. Obviously, the tax structure and profile of the Company played a role in both our current valuation and the longer term strategic upside we see in the Business.

Finally, let me say a couple of words on our commitment to shareholders returns on Slide 12. As I mentioned, both companies have focused on share buybacks as a primary use of free cash flow and excess liquidity. In Virgin Media’s case, over $1.8 billion in share repurchases have occurred during the last three years, and in our case, $3.1 billion in that same timeframe, and over $9 billion since we started the 2005. With target leverage in the 4-5x range and strong free cash flow generation going forward, we plan on accelerating our buyback activity, and today we are comfortable announcing a target of $3.5 billion in share repurchases over the next two years following completion of the deal.

Honestly, I can’t think of a stronger demonstration of our confidence in this merger and our ability to generate meaningful growth and free cash flow from our combined operations than a significant commitment to buy back our own stock. Now, before I turn it over to Neil, I would just say that we’ve been paying close attention to Virgin Media for some time, really since Neil took the reins. We’ve been extremely impressed with his leadership and the deep and experienced management team he has built.

Over to you, my friend.

Neil Berkett  - Virgin Media - President and CEO

Cheers, Mike. Good morning, or afternoon everyone.

I am delighted to be joining Mike and the rest of the Liberty Global team today to announce this deal. As you all know, Virgin Media is a proven leader in the very attractive UK market, one of the largest media and communications markets in Europe. We are the only cable operator in the UK. There are 26 million homes in the country, and our network passes half of them in the main attractive urban markets. What’s perhaps unusual about our favorable market is that there is a relatively stable and rational competitive landscape.

There are four main players in the triple-play space: Sky, BT, Talk Talk, and ourselves. All four have scale, all four have public shareholders, all four are led by financially disciplined CEOs, and all four are very focused on profitability and cash flow generation. We’re also seeing significant investment in fiber, content, and product development, which is driving rational pricing. We are seeing several billions invested by our competitor in fiber to the cabinet. The wholesale cost of this is unregulated, driving up input cost for the resellers and underpinning higher prices for broadband. The premium content costs are rising, and this too is resulting in increasing prices. Just in the last few months, we have seen significant price increases from all four main players.

Regulation is also supportive. I’ve mentioned that OfCom, the local regulator, is not regulating wholesale fiber, and the European Commission has pledged its support for price inflation to reflect and encourage fiber investments. The UK is seeing strong demand for broadband, which is at a 73% penetration, and now super-fast broadband, which is at 13%, leaving lots of potential for upselling growth. The UK is relatively low pay-TV penetration at 54%, compared to other European countries. With Virgin Media leading in the connected TV space, it is a strong potential for this to grow. All of this means that the threat from over-the-top services is relatively benign. Streaming services drive demand for data and need high-quality content, both factors that underpin rationality.

The UK business telecom’s markets is opening up and the incumbents are being challenged. In particular, central government and local public sector bodies are seeking new connectivity solutions. Just like in fixed line, the UK mobile industry is undergoing a data explosion, and 4G is just launching. The mobile operators all need significantly enhanced backhaul to their wireless sites to carry all of this extra data that is being consumed, and fixed line access networks like ours are ideally placed.

Finally, the quad-play market remains underdeveloped, despite our leadership. We see a growth opportunity there, too. How is Virgin Media doing in this market? We’re the clear triple-play leader with over 3 million subs and 65% penetration. This drives our industry-leading ARPU, which has been underpinned by a history of annual price increases, alongside improved product differentiation and value. Despite the fact that our network is only in half the country, we are the national leader in super-fast broadband, which is defined by 30 meg or above. We have 2.2 million super-fast subs, or 63% share of the national market. We’re also the first and best mover in connected TV, with 1.3 million TiVo subs, reached in about 1.5 years of marketing. That’s 35% of our total TV base. In the B2B space, we’re the leading challenger to BT in cable and wireless, with a great opportunity to exploit our network advantages and grow many years from a low market share position.

Finally, we have one of the biggest MVNOs in the country, and we’re successfully driving fixed-to-mobile conversions in all of its forms, such as free to fixed mobile calls, Virgin TV Anywhere, London Underground Wi-Fi, small cell deployment in city centers, and mobile backhaul for everything everywhere. We were the first major operator to trial free Wi-Fi mobile calls for our fixed line customers.

Onto drivers for growth. Virgin Media has demonstrated revenue and strong cash flow growth over the last few years, and the outlook remains extremely promising. This has been underpinned by a number of drivers, but it all begins with our network. We have the best network in the country with the widest bandwidth, the fastest speeds, and fiber closest to our customers’ homes.

It is technically and economically advantaged, due to the fundamental advantages that DOCSIS 3, via HFC has over the twisted copper pair. This, in turn, allows us to differentiate our products from our competitors. We have TiVo, the best connected TV product in the country, exploiting the network and enhancing the fantastic content line-up we serve to our customers. We have the best and fastest broadband running and dedicated uncontended spectrum. We have also got quad-play, and fixed-to-mobile conversions as a key driver. B2B, as I’ve mentioned, is already a major contributor to revenue growth for us, and where the opportunity remains undiminished.

We have similar network advantages as we do in consumer, but we’re coming off a low market share, so growth potential is very exciting. Our network passes about half of UK businesses. With the Virgin name, we have one of the most recognized and exciting brands in the country, backed by cut through, talked about advertising.

So, onto the momentum ahead. I will quickly take you through some of the key elements of our growth story in 2012. We issued our full Q4 earnings release last night, but because of the timing of this call to tell you about the deal, we won’t be holding a separate earnings call for our results. However, I am pleased to say the results were very strong and in-line or better than market expectations on most of the main metrics.

2012 was a year of record customer growth, where mainstream demand for super-fast broadband and TiVo has led to much lower churn, combined with growth in our business division, this has led to solid financial progress. Revenue growth was a solid 2.7% in the year. As many of you will have heard from me before, we aim to deliver sustainable modest revenue growth from our multiple revenue drivers and drive strong free cash flow over time through our operating leverage.

We had record net adds in the year of 89,000, and our best ever quarter in Q4 with 43,000 net adds, following our best quarter in Q3. This was driven mainly, again, by improved churn, which was down year-on-year for the fifth quarter in a row. Disconnects were down 9% for the year. Why is this so? Again, it’s due to improved product differentiation, attractively priced bundles, driving quad-play, and our continuous improvement in customer service.

Growth has also been driven by ARPU growth, which has been underpinned by the 5% increase we successfully put through in April without triggering churn. Again, this is a good signal for a rationally priced market, and the value inherent in our differentiated bundles. Now, tier mix has been improving. In broadband, we had a fabulous year, adding 1.5 million super-fast broadband subs. Over 40% of broadband gross adds are taking 60 megabits or higher. In TV, we added over 200,000 pay TV subs and nearly 1 million TiVo subs. We’re also focused on cross-sell. Triple-play is up to 60%, and quad-play up to 16%. In mobile, we grew the number of contract mobiles in cable homes by 17% to 1.2 million, and contract mobile revenue was up 5%, despite an MTR headwind.

Business data revenues grew by 10%, and in fact, have grown by a CAGR of over 12% over the last two years. OCF for the year was up 4% to GBP 1,654 million, at a 40% margin. First time we have cracked that. Free cash flow for the year was GBP473 million at a 12% margin. Free cash flow actually fell slightly in the year, due to the circa GBP100 million CapEx we spent on the program to double speeds for all of our broadband customers. As many of you know, we called out this incremental CapEx as a one-off for 2012 that will disappear in 2013. Backing out this incremental CapEx gives an underlying free cash flow growth rate of 16%.

Moving into 2013, we have very good momentum due to the number of factors. We have increased confidence that revenue growth will continue to improve through 2013. In particular, customer growth is beginning a more sustainable path of the revenue growth mix. We have also just put through another 5% price increase, but this time from February 1, a couple of months earlier than last year, giving us some revenue growth benefit. We are seeing reduced revenue headwinds in the three main areas, which will help our revenue growth in 2013 and beyond. Fixed line telephony usage continues to decline, but as each year goes by, the impact is lower. In mobile, termination rate cuts are going to be lower in 2013 than they were in 2012, and they should largely disappear by 2014. Finally, prepay revenue, which is in structural decline, now represents just 27% of total mobile revenue. Clearly, there is less of this to lose now, so we are fighting less of a headwind going forward.

In the business division, we continue to believe the underlying revenue growth rate is circa 7%. On CapEx, the incremental CapEx we spent on the broadband upgrade will fall away in 2013, meaning CapEx will fall in absolute terms, and free cash flow will grow in 2013. For my final slide, let me turn now to why I think this is a great deal for Virgin Media shareholders, and why I and the rest of the Board are recommending it to our shareholders. This deal delivers attractive value now, and exposure to a very compelling growth equity story. Virgin Media shareholders are receiving a 24% premium to the current share price, based on Monday’s close, and a 33% premium to the three-month average over a period of very strong share price performance over the last few years.

The premium equates to around $3 billion of value creation for Virgin shareholders. The share price has increased by 59% in the last 12 months to Monday’s closing price, valuing VMED at nine times our 2012 OCF. There’s very attractive value now delivered in the form of the $17.50 in cash certainty, and $30 circa of retained exposure to upside in the combined group share price going forward. VMED shareholders will own circa 36% of the pro forma company. As you have just heard, I’m very confident about VMED’s ongoing growth momentum and cash flow generation. I am just as excited about Liberty’s potential, too. We both share a vision of how to create value, benefiting from multiple drivers of revenue growth, cost and CapEx control, operating leverage, and operational growth.

We both have strong focus on driving free cash flow, and returning significant capital to shareholders. By combining with Liberty, we are diversifying across 13 markets, including some of the strongest economies in Europe. We’re gaining exposure to less mature, high-growth market opportunities. By accessing synergies and sharing expertise, this gives even greater potential for free cash flow expansion and buyback capacity. Finally, there are several business and financial benefits to re-domiciling in the UK, with 14,000 dedicated employees and 39% of the revenue of the combined group. This will enhance the efficiency of capital returns to shareholders over the medium to long term, compared to the current structure.

With that, I’ll hand back to you, Mike.

Mike Fries  - Liberty Global Inc - President & CEO

Thanks, Neil.

That was, obviously, a great overview, and I think very helpful for our shareholders who may not be as familiar with the Virgin business. The next three slides here are really for Virgin Media shareholders who may not be as familiar with our Business and our operating history. In the interest of time, I’m not going to go through every point, but I’ll hit a few highlight, starting on Page 19. I think I have already mentioned our focus on Western Europe, but might just add that there are still several M&A opportunities to further consolidate in our core markets. Unlike the UK, most of our teleco competitors on the continent are struggling from declining market share, which is falling into our laps, by the way, revenue shortfalls, increasing CapEx, and dividend commitments.

As a result, they are largely rational actors. We see continued pricing stability going forward. Lastly, on this slide, we’re quite close to the EU and our national regulators, and while we are always fighting small fires from time to time, we feel extremely good with the overall regulatory regime in Europe as a whole. Turning to Slide 20, I have already referenced our record year of subscriber growth in 2012 with 1.6 million new RGUs, which as you can see on the right-hand side, has ramped considerably every year over the last four years.

Our fourth quarter financial results were strong, with 7% re-based revenue and 6% re-based operating cash flow, and nearly $600 million of free cash flow. For the full year, we hit our guidance targets of mid-single digit growth in both categories, and exceeded our mid-teens free cash flow growth target considerably. Slide 21, I think there’s good news in that we believe this growth is sustainable. Highlight on this slide here is that, we still have 50% of our video sub base watching analog television, which presents a meaningful runway of digital revenue growth. Our low broadband and voice penetration support our bundling strategy, with nearly all new growth adds taking the triple-play, and ARPU growth across our customer base.

Finally, like Virgin Media, we see continued opportunity to increase cash flow margins, which together with declining CapEx intensity insures strong free cash flow growth for the foreseeable future. I’m now going to now turn it over to Charlie, who will review the transaction terms, as well as our financing. Charlie?

Charlie Bracken  - Liberty Global Inc - Co-CFO

Okay. Good afternoon, everybody. In the transaction, Virgin Media shareholders will receive the following for each share. $17.50 in cash, and then 0.2582 shares of LBTYA, and 0.1928 shares of LBTYK, and for those of you who do not know, Liberty has three classes of shares, and the A shares have one vote and the K shares have no votes.

In the transaction, Liberty Global will create a new holding company, which is a UK PLC. So the shares delivered will therefore be shares of the PLC, and will have substantially similar rights as the current Liberty Global shares of our common stock. The offer value of $47.87 per share reflects a 24% premium to the closing price of

Virgin Media on February 4, and approximately 37% of the per share value is in cash, with the remainder in equity. This offer implies an equity value of Virgin Media of $16 billion, and a total enterprise value of $23 billion. That excludes transaction fees and other expenses.

Certainly, we believe this offer is not only attractive to Virgin Media shareholders, as we’re paying roughly 8.8 times on a historical basis on 2012 OCF, but also to LGI shareholders. If you take into account our view of 2013 OCF for Virgin Media, the full run rate OpEx synergies of $110 million, and the value of certain tax assets which we estimate around $2.7 billion, the multiple is roughly 7 times. Relative to our own multiples, the trading of European MSOs and the significant growth opportunity in Virgin’s business, we think it’s highly attractive.

Additionally, the transaction’s accretive on a free cash flow basis. Now, if you turn to Slide 24 for more details. In terms of ownership, adjusted for the contemplated share issuance, LGI shareholders will own approximately 64% and Virgin Media shareholders will have 36%. As a result of our multiple class structure with different voting rights, Virgin Media shareholders will have approximately 26% of the vote. Moving down to the bottom left of the slide to governance, we will add one Virgin Media Board member to the Liberty Global Board.

Turning to the top right of the slide, as both Mike and Neil talked about today, Liberty Global will be redomiciled to the UK by becoming a subsidiary of a new holding company, a UK PLC. Liberty Global’s current headquarter in Denver and principal offices in Amsterdam and London will remain in place. We intend to remain listed on NASDAQ, and will continue to report earnings and other financial statements in accordance with SEC regulations, including dollar-dominated financial statements.

The creation of a new UK PLC as a holding company will have several business and financial benefits, including increased strategic and financial flexibility, as it pertains to value creation for our shareholders. From a structure perspective, there’ll be a lot more information on the S4 when it’s filed in the coming weeks, which we hope will address shareholders’ concerns. Finally, here are some next steps.

We will need to have some shareholder meetings for both companies, and we’ll need majority approval from each. From an LGI shareholder perspective, Dr. John Malone, our Chairman, who controls in excess of 35% of the voting power of LGI, has committed to support the transaction in his capacity as a shareholder. The transaction will be subject to regulatory approvals and customary closing conditions. But with all that said, we hope to be in a position for closing to occur late in the second quarter of this year.

If you go to slide 25, we give the pro forma capitalization. Now, the combined equity market caps of the combined company based on yesterday’s close is about $28 billion. We would like to make two points. First of all, both our A and C shares will have significant float. Based on the February 4 prices, LBTYA will be around a $16 billion market cap and LBTYK will be around an $11 billion market cap.

Secondly, for those long-term LGI shareholders, this share count will still be more than 10% lower than we started out as LGI back in 2005. In terms of sources and uses, we’re planning to issue approximately 151 million shares, and the remaining cash consideration, excluding fees and expenses, will total approximately $5.9 billion. We are intending to add over $3 billion of incremental debt on Virgin Media, and that process is about to be launched. The remaining cash outlay will come from liquidity of both LGI and Virgin Media.

From a balance sheet perspective, we’ll have total pro forma debt of approximately $39 billion. Now, in quantum, that sounds a lot, but given the strength of the asset mix, the free cash flow profile, and the cost and the tenor of our debt, as well as importantly the use of our discrete funding pools, we felt very good about the strategy and its sustainability. Even with the increase of leverage of Virgin, this transaction will actually be a modestly deleveraging transaction overall for LGI shareholders. We’d expect by the year end of 2014 our leverage will be down from about five times pro forma to the mid- fours as a multiple of OCF. It goes without saying that that includes the level of buybacks that we discussed earlier. In spite of that, we still expect to have a very comfortable liquidity cushion for the combined company.

Now, on Slide 26, we go from the balance sheet to the profit and loss. This shows the financial size of the individual companies and what the combined company would look like. For 2012, on a combined basis, we’d have $17 billion of revenue and $7.5 billion of OCF, with an OCF margin of just under 45%. Combined capital expenditures will be just over $3 billion in the aggregate, with just under 19% as a percentage of sales, and depending on the metric, Virgin will contribute about 35% of the pro forma total. As we touched upon earlier, our combined scale will provide a lot of opportunities for us to drive incremental cost saving throughout the organization. In capitalizing on the synergy potential, and including some revenue synergies in areas like B2B and mobile, we’re excited about an opportunity here to drive top line growth, expand OCF margins, and reduce capital intensity, and more on that in a moment.

Then finally on Slide 26, our combined free cash flow using LGI’s definition would equate to $1.5 billion for 2012, which gives everyone a sense of where we would be starting from in terms of free cash flow. So in Slide 27 we try to wrap this all up. We’d like to highlight the combined financial outlook for the two companies as we look out over the medium term. First, we believe that Virgin’s growth profile will complement LGI’s own revenue and OCF growth profile, as we see the combined larger company as still being a solid, mid-single digit grower on both the revenue and OCF line. That will be on a complementary, or as we say in Liberty, on a re-based basis.

Secondly, in terms of capital intensity, we believe that having the Virgin asset will also underpin our ability to continue to reduce capital expenditures as a percentage of revenue over the medium term. Thirdly, we will continue to target mid-teens free cash flow growth for the combined enterprise.

With that, I’m going to turn it back to Mike for the close, and possibly some questions.

Mike Fries  - Liberty Global Inc - President & CEO

Thanks, Charlie. Nice job.

Listen, I’ll just repeat how thrilled we are to be announcing this deal. Some of you may know, most of you don’t, today’s actually my 50th birthday. I’m not sure I could think of a better present on this day. I’ll tell you, both of our boards are unanimously and enthusiastically supportive of this transaction. For Liberty Global, it’s a natural fit, and a natural extension of the same value creation strategy we’ve been talking about and executing on for the last seven years. The acquisition of Virgin drives scale, it complements our growth profile, enhances free cash flow, and allows us to accelerate our levered equity capital model, in particular our commitment to share buybacks. For Virgin Media shareholders, we look forward to working for you, and sharing in the upside of this powerful combination. So thanks everyone for listening this morning and this afternoon. Thanks for your support.

Operator, we are happy to open it up for questions at this point.

QUESTION AND ANSWER

Operator

The question-and-answer session will be conducted electronically.

(Operator Instructions)

In order to accommodate everyone, we request that you ask only one question with one follow-up, if needed.

(Operator Instructions)

We will take our first question from Tim Boddy with Goldman Sachs.

Tim Boddy  - Goldman Sachs - Analyst

Yes, thanks very much for taking my question. Mike, happy birthday. I just wanted to look at some of the tax aspects of the deal. I know it is obviously secondary to the overall financial rationale. But could you just — you have outlined the value of Virgin Media’s NOLs, which is obviously substantial, but the relocation to the UK, is that expected to yield material benefits, possibly in terms of repatriating cash, etcetera? Just as a side to that, you mentioned in the press release the potential for a European listing. Are you thinking about a dual or a secondary listing? I guess obviously a dual listing would provide a lot of liquidity in Europe. Thank you.

Mike Fries  - Liberty Global Inc - President & CEO

Sure. I will tackle those quickly. First of all, on re-domiciling to the UK, there’s a variety of reasons why we would do that. Mostly related to the fact that our principal businesses are in Europe, and it certainly allows us some financial and strategic flexibility. The tax benefits of that, we will see over time how those unfold. There could be some value in that structure. I think the main point is, on a day-to-day basis it is not going to change how we run or operate the Company. We will still be NASDAQ listed, and for the most part things will be as usual. With respect to a dual listing, at this stage we don’t have any immediate plans to list in Europe or in the UK. We will certainly evaluate that over time, but we think it is certainly most important to bed down the structure and get everybody sorted before we look at those sorts of opportunities.

Tim Boddy  - Goldman Sachs - Analyst

Great. Thank you.

Operator

We will take our next question from Jeff Wloderczak with Pivotal Research Group.

Jeffrey Wlodarczak  - Pivotal Research Group - Analyst

Good morning. A couple for Mike. Mike, can you shed some more light on what drove the timing of this deal? Correct me if I’m wrong, but haven’t you all been interested in this asset for a couple of years? Then it sounds like there are a lot of positives with the deal, but Mike, what gets you most excited? Where do you see the most upside? Thanks.

Mike Fries  - Liberty Global Inc - President & CEO

Sure. Well, the timing is always difficult to estimate. Had we been able to conclude a transaction two or three years ago, maybe we would have done that. From our perspective, a number of things fell into place. Number one, our own stock price was high enough. Kowing we would have to issue some stock, we felt better about the valuation. The financing markets are obviously very, very strong. We have been able to put together a financing package that’s being rolled out as we speak, with what we think are very attractive rates. I think Virgin’s business, and Neil and his management team, have done a terrific job of solidifying their growth opportunity, of proving out the UK market for Virgin. All of those factors together, I think, just combined to give us the confidence to pursue the transaction at this point. It takes a willing seller and a willing buyer. It’s not always clear when the stars align in that respect. But at this point they have, and we’re excited to be in this position.

In terms of positives, gee, there are a number of them. You have to be excited about the role they are playing in the broadband market. With the market share they have in superfast broadband speeds, their clear lead in terms of capacity and network capability. We see a lot of upside and opportunity in broadband for some time. We think the approach they are taking to the TV business is solid. The connected TV market in the UK is very advanced, and the TiVo product has proven to be a market leader in that respect. They’re not pursuing a premium content play, and we think that’s the right strategy for Virgin. The B2B business for us is a significant driver of revenue growth over the next several years, and it looks to be robust and sustainable. I mean, there are a number of factors, but principally, Jeff, this is a business we understand and know well. This is right down the middle for us. There is nothing about this asset or this market or this opportunity that we have not seen a dozen times, and that we don’t have the confidence to execute.

Jeffrey Wlodarczak  - Pivotal Research Group - Analyst

Great. Thank you.

Mike Fries  - Liberty Global Inc - President & CEO

Yes.

Operator

We’ll take our next question from Vijay Jayant with ISI Group.

Vijay Jayant  - ISI Group - Analyst

Hi. Happy birthday, Mike. Given this transaction, can you just talk about potential strategic maneuvers within Liberty, VTR’s tax structure I think has improved, and the prospects of monetizing that in some form. Broadly speaking, just on the bigger Liberty Media, Liberty Global right now, and with Dr. Malone on the phone, I want to understand, given the scale now you have in Western Europe, is that now also going to be poised to partner with some other larger player in Europe that may have better wireless assets, or some other form? Any thoughts on that front would be —

Mike Fries  - Liberty Global Inc - President & CEO

I think the strategy that we envision executing here is not going to look meaningfully different than the strategy we’ve been executing on up to this point, Vijay. First and foremost, we’re going to pursue growth in a vigorous manner. We will need to deliver solid operating growth for this Company and for our shareholders. Secondly, we’re going to be aggressive in our capital structure management, which means we’re going to focus on modest leverage, and we’re going to return capital to shareholders in the form of buybacks.

Will we look at other M&A opportunities in Europe? Absolutely. Do I think there’s an opportunity to continue to consolidate in our core continental markets? Certainly, and I think it would be foolish of us not to pursue or at least look at those opportunities, if they present themselves. We don’t have any plans to build relationships with other strategic partners outside of the cable industry. We don’t have any immediate opportunities in that regard. I think those things will come to us or not, and we will evaluate them if they do. The main goal here is to just put our heads down and grow these assets the way we know how to grow them. I think people will be pleased with those results.

Vijay Jayant  - ISI Group - Analyst

All right. Thank you.

Operator

Our next question comes from Bryan Kraft with Evercore Partners.

Bryan Kraft  - Evercore Partners - Analyst

Hi, Thank you. Mike and John, can you just talk about how you look at the UK market structurally, and gain comfort in Virgin’s competitive position long-term? Just given Sky’s strong position and its control over so much of the content? And then also just I wanted to ask you quickly, if you could talk about who’s going to be running the UK business, if you have made that decision yet?

Mike Fries  - Liberty Global Inc - President & CEO

Sure. I’ll take the second one while John gets his phone unmuted. Neil has indicated his interest in doing other things once the transaction closes. He can speak for himself, he did last night. I think we will have his services through completion of the transaction and for some period of transition, should we need it. That was not our choice. I think Neil decided to do other things and move on. That is a lost opportunity for us, but we do feel that the asset itself is substantial, and will be a big part of our aggregate business, and that we will have no trouble finding the right person to run that business, either internally or externally. We have not started that process. We don’t have any immediate plans in that regard.

We’re obviously extremely comfortable with Neil’s team, and we’re hopeful we can retain all of them. We don’t have operating resources in the UK. We have our Strategy and M&A and Treasury functions and some programming assets. We don’t have any operating assets there. I think for us it’s not a redundancy issue. It’s more about trying to incent the team at Virgin to stick around and grow with us. With respect to the UK market, I will let John chime in here, but I will just say that I will re-emphasize Neil’s point. This market is looking much more rational than it has looked in the past. That is a function of a number of things. It is a function of the personalities who are involved in the business today. I think you know what I mean by that.

It is a function of the capital and investment realities that each of the key operators are experiencing in the form of a continued broadband infrastructure investment and a regulatory regime that supports healthy pricing. We like healthy telcos, we like healthy competitors, because sometimes unhealthy telcos or unhealthy competitors result in irrational activities. I think it is a balanced, rational environment that Virgin has carved out a very unique strategic advantage in. Broadband, B2B, mobile, quad-play, they’re the only operator in the market with those attributes. For us, we think we see a healthy market, a dynamic market, one where the competitive environment is relatively rational, where the telco is rational, and where the regulators are rational. I’m not sure what else you can ask for. You have some views on that, John?

John Malone  - Liberty Global Inc - Chairman

Yes. I would say yes. Our general experience is that consumers all around the world are responding extremely strongly to the combination of high-speed connectivity and a better consumer interface for consumption of content. It is reducing churn, increasing revenues, and driving penetrations. That combination, when you can blend in wireless components is very attractive. I think that it has been said before, the stability of the UK marketplace, combined with the ability to deliver those technical capabilities, and improve, essentially, the consumer experience in all kinds of communications, including video, I think compels us to think that this is a great opportunity.

Scale has always been very important in the communications industry. And while our relations with Sky are going to be very important for us, we have had a long history of cooperative relations with News Corp and it’s various configurations. We’re looking forward to this. We think this will be a terrific combination. I might say since I am a little older than 50, it is really nice to congratulate Mike on his 50th birthday, and to continue to support a young and aggressive pair of management teams.

Mike Fries  - Liberty Global Inc - President & CEO

Thanks, John.

Bryan Kraft  - Evercore Partners - Analyst

Thank you very much.

Operator

Our next question from Ben Swinburne with Morgan Stanley.

Benjamin Swinburne  - Morgan Stanley - Analyst

Thank you. Good morning. Two questions. One just on the valuation of the tax assets. I believe there are three separate pools of value at Virgin, the NOLs, capital allowances, and capital losses. Are those all part of your valuation? Whether you can speak to how you think about all three of those, since they are all pretty substantial. And then to pick up on Bryan’s question on the UK, a couple of other things. I know John, historically you have been a little bit more concerned about Sky’s behavior. It sounds like you view Sky as a bit of a post-Murdoch Sky at this point, maybe given the recent history. So it sounds like you think they’re more rational, I don’t want to put words in your mouth, than they have historically. Also you have some BT coming into the market with some big sports bets. You’ve got YouView out there, which is probably the best — well, Freeview, historically is probably the best DTT product in Europe. I’m curious if you could talk about those pieces of the UK market, as well, and why you don’t particularly see those as threats to Virgin, based on your outlook?

Mike Fries  - Liberty Global Inc - President & CEO

Well, Charlie, why don’t you address the tax question, and then maybe, John, if you want to comment on UK, but Neil, you might have some views on that as well. Charlie?

Charlie Bracken  - Liberty Global Inc - Co-CFO

Yes. On the tax question, I think as many of you know, the gross taxes assets of Virgin are nearly $20 billion. As you already point out, that’s spread among three different silos. I think the way that we look at it is, there are obviously a number of ways to monetize those tax assets, not least the excellent performance of Virgin. I think getting to that net present value of $2.7 billion, we were just referencing something there that the financial advisors used for us when presenting the fairness opinion. I mean, to be honest with you, you can go with some higher numbers than that, depending on how you and utilize those assets. I think there’ll be a lot more detail about this in the proxy, but I think you should see that as a very, very substantial asset. I think while Liberty itself has a very substantial tax asset, these are very clean, and I think to create a platform for a very stable, strong cash flow growth.

Mike Fries  - Liberty Global Inc - President & CEO

Yes. I mean, I will say a couple of things on the UK market, and then maybe Neil and John have other thoughts. The main advantage we see in this context, it is not so much a view BT is struggling, or Freeview or YouView won’t succeed. It really is a matter of ensuring or feeling comfortable that Virgin will have a slice of this pie, this dynamic, growing pie, and for a long period of time. When you consider their broadband position, the need for connectivity in this marketplace, and when you look at the fact that they offer all of the great content in a sophisticated video platform, when you look at the quad-play, which nobody else is offering, and the impact that has not just on revenue but on churn, it looks to us to be sustainable, regardless of the competitive environment. Not to say we do not consider those factors or aren’t focused on them. From our point of view, it’s really not about toppling other players, it is about finding your way and finding your share of the pie here. We think Virgin has a great ability to do that. Any other thoughts, John or Neil?

John Malone  - Liberty Global Inc - Chairman

Yes. I would say there’s no question the UK is a competitive market, but the demand for the services and technologies continues strong. Everyone who does a good job of execution will do well. And really, we count on our team to innovate and provide very competitive, perhaps superior, customer service and timing of innovation in order to protect and grow our relative shares in these various spaces. So I think that the very fact that these are capital intensive businesses prevents predatory behavior, and really, it is the fact that there is always incremental innovation taking place that tends to drive economic values forward, rather than sort of stagnating. I think it’s sort of the nature of the beast, as it were, that make these attractive levered returns from a financial point of view.

Mike Fries  - Liberty Global Inc - President & CEO

Neil, do you have anything to add to that?

Neil Berkett  - Virgin Media - President and CEO

Look, I will just very briefly build on those two points. I think it is no coincidence that VMED has just had its record subscriber quarter for many, many quarters. The previous quarter was a record as well. I think that really shows us what combination of Superfast broadband and connected TV can do. That quarter was in a quarter where we have never been as overbuilt by BT’s VDSL as we are today. Yet we performed better than we ever have done. I think the power of the user interfaces both John and Mike have spoken about, in our case, TiVo, combined with superfast broadband, combined with the full array of content, gives you a strategic advantage. It gives you a technical advantage.

Specifically in respect to sports, we need to wait and see as to what actually evolves over the market in the next three to six years, the next two cycles. We need to establish exactly what BT’s position is. They have repeatedly said that they are prepared to wholesale. We will see what happens. Clearly, if in our position, if that wasn’t to occur, we have significant contingency plans. I am very, very confident, as I spoke about the quarter and gave guidance for the year, that in 2013 will see an acceleration in terms of revenue growth and continuation in terms of subscriber growth.

Benjamin Swinburne  - Morgan Stanley - Analyst

Thank you. Mike, I don’t know if I can squeeze one more in, but does this scale make content more interesting? You’ve always, I think, shied away from big content, that’s given the fragmented markets you operate in. This is a significant step forward in scale. I’m curious if that sort of vertical play gets more interesting. Or John, Mike, or either of you?

Mike Fries  - Liberty Global Inc - President & CEO

I think time will tell. At this point we don’t think we expect to operate in a different fashion vis-a -vis content. By that, I mean we believe that Virgin’s strategy of ensuring access to the great content, but not competing with providers of content, is the right move in that particular market. We don’t have any plans to alter that strategy as we sit here today.

Benjamin Swinburne  - Morgan Stanley - Analyst

Thanks a lot.

Operator

We’ll take our next question from Frank Knowles with New Street Research.

Frank Knowles  - New Street Research - Analyst

Yes, good afternoon. I wonder if I could ask just about some of the integration challenges of the two businesses. Obviously, as you’ve mentioned, there’s a lot experience in the team and that, but clearly Virgin has a slightly different network design with the copper line for telephony. You’ve both chosen different middleware and advanced TV platforms. Does that make the integration slower or more challenging than previous integrations you’ve done in Europe, do you think?

Mike Fries  - Liberty Global Inc - President & CEO

Well, I would — Balan is on, I think. He can address some of those things more specifically. Since we don’t have an existing operation in the UK market, it is not about plugging two assets in together. The integration will occur on a number of levels, both functional and network. Certainly when you look at backbone connectivity and peering relationships and bandwidth, those sorts of things will be easily achieved, and will result in real value for both operations. We don’t have plans to re-engineer the IT platform, or dismantle any of the core elements of their network and put ours in.

That is not the game here. That is why synergies are conservatively estimated. We will certainly look for areas of efficiencies in network and IT support and procurement. We will look for opportunity to squeeze vendors and program suppliers, as you would expect us to do. We’re not bolting two assets together here. We’re going to be very careful about that. And in our experience, you can achieve meaningful synergies if you don’t have overlapping businesses, but they’re of a different type. Germany would be a good example. When we first went into Germany, we achieved those sorts of synergies. Balan, do you have anything to add to that?

Balan Nair  - Liberty Global Inc - CTO

Well, I think I agree with everything you say, Mike. During the due diligence, I think what we found was, this is a really well run operation, like both Mike and Neil alluded to. There will be some synergies, but right now we have been really impressed with what we have seen so far.

Frank Knowles  - New Street Research - Analyst

Thank you very much.

Operator

We will take our next question from Jason Bazinet with Citi.

Jason Bazinet  - Citigroup - Analyst

I just had one question on the free cash accretion. I think you’ve given us all of the variables we need to do our math. Just talking on the buy side, there still seems to be a fairly wide range in terms of exactly how free cash flow accretive it is. Is that something you’d be willing to share, at least in terms of when you run through the math, how accretive you think the numbers are?

Mike Fries  - Liberty Global Inc - President & CEO

Well, I think that we will have plenty of opportunity to get to those questions more specifically than on this call. What we mean by free cash flow accretive, is several things. One, it is additive, of course, in the absolute free cash flow of the group. Of course, that is clear. When we look at free cash flow yields, so free cash flow in relation to our market cap, we think that yield is higher. When we look at free cash flow per share, we believe those values are higher, not just in this year but as we move forward. You can do the math, as you say, but we don’t want to do it for you. For us, we feel confident in saying that it is free cash flow accretive on a number of levels.

Jason Bazinet  - Citigroup - Analyst

Thank you very much.

Operator

Our next question comes from Michael Bishop with Barclays.

Michael Bishop  - Barclays Capital - Analyst

Hi, good afternoon. Just two questions, please. Firstly on the synergies. How quickly do you think you can get to the run rates that you were mentioning around the OpEx and CapEx synergies? One quick question for Charlie. Are there any issues around the converts at Virgin Media? Thanks.

Mike Fries  - Liberty Global Inc - President & CEO

Yes. I mean, our synergy estimates, we haven’t provided specific time lines, I don’t believe, but usually a two-year timeframe is a reasonable period of time to try to execute on these sorts of synergies. Charlie, you want to address the —

Charlie Bracken  - Liberty Global Inc - Co-CFO

Yes. There are no issues around the convert in as far as what we consider to be — if it gets converted, we’ll be offering a combination of cash and stock to all shareholders. The schedule stays in place, then that’s fine as well. I wouldn’t say there are any issues around it, but there are a number of outcomes on what could happen to it.

Michael Bishop  - Barclays Capital - Analyst

Thanks (inaudible).

Operator

Ladies and gentlemen, that’s all the time we have for question-and-answer session. I will turn it back over to you, Mike.

Mike Fries  - Liberty Global Inc - President & CEO

Great. Well, listen, again, thanks everybody. Sorry the call went a little over our time slot, but it is an important day, as I said at the outset. I will just repeat, quickly. This combination hits the mark for us on so many levels. It drives meaningful scale. We think there is sustainable operating growth. The result of the combination I think generates exceptional free cash flow. And importantly allows us to accelerate our capital structure strategy, specifically around share buybacks.

This is what we do for a living. We grow and build great businesses in this industry, and we buy and integrate great businesses from time to time. We’re all extremely excited. I know I speak for John, the entire management team at Liberty, and hopefully the entire management team at Virgin as well, we’re extremely excited to get this transaction closed, and to head on down the road together. We look forward to keeping you updated, both on the transaction, and more importantly, on the business combination when we get there. Thanks again, and we’ll speak to you all soon.

Operator

Ladies and gentlemen, this concludes Liberty Global’s and Virgin Media’s investor call. As a reminder, a replay of the call will be available in the investor relations section of Liberty Global’s and Virgin Media’s websites. You can also find a copy of today’s presentation material on those websites as well.

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